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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2002

AIR CANADA

7373 Côte Vertu West, P.O. Box 14000, Saint-Laurent, Quebec, Canada H4Y 1H4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☐        Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-27096.

CONTENTS

        Please find attached an English copy of the Interim Results for the 9 months ended September 30, 2002. The report was sent postage prepaid to each shareholder on November 8, 2002.

AIR CANADA REPORTS $205 MILLION INCOME BEFORE FOREIGN EXCHANGE AND TAX IN THIRD QUARTER

Q3 HIGHLIGHTS

  •
  $205 million income before foreign exchange on long-term monetary items and income taxes, an improvement of $374 million.

  •
  Operating income of $168 million, up $226 million from Q3, 2001.

  •
  Net income of $125 million, an improvement of $1.03 billion from restated Q3, 2001.

  •
  4 per cent increase in passenger traffic on a 1 per cent increase in seat capacity.

  •
  Aircraft flying hours down 6 per cent.

  •
  Load factor at 76.7 per cent, up 2.0 percentage points.

  •
  Passenger revenue per ASM up 6 per cent and unit cost per ASM down 4 per cent for the Mainline carrier.

  •
  Positive cash flow from operations of $89 million.

  •
  Cash and cash equivalents and committed financing of $897 million at September 30, 2002, unchanged from June 30, 2002.

MONTRÉAL, October 25, 2002 — For the quarter ended September 30, 2002, Air Canada reported net income of $125 million or $0.91 per share, diluted, a $1.03 billion improvement from the restated third quarter of 2001. Operating income was $168 million, up $226 million from 2001. Income before foreign exchange on long-term monetary items and before income taxes was $205 million, an increase of $374 million from the prior year.

Year over year comparisons of both financial and operational performance are affected by the adverse impact of the September 11, 2001 terrorist attacks. As well, the Corporation recorded a number of non-recurring or other significant items in the third quarter of 2001 and 2002. Please refer to the Adjusted Third Quarter Results section below and to Attachments One and Two for further information on the non-recurring or significant items.

"Air Canada's third quarter results are particularly encouraging in the context of the crisis facing the North American airline industry today. Our performance clearly demonstrates that our focus on disciplined capacity management and cost control in tandem with our market segmentation strategy is producing positive results. Air Canada achieved the highest profit among all carriers in the Americas this quarter," said Robert Milton, President and Chief Executive Officer.

"Our operating income performance year over year has improved even when we factor out the impact of September 11th on Air Canada. For the third consecutive quarter our unit costs, asset and employee productivity are improved on a year over year basis. In what is generally recognized as the worst revenue environment in the industry's history, we generated positive cash flow and achieved significantly improved operating results — in part due to our highly effective yield and capacity management strategy.

"Mainline domestic passenger revenues showed marked improvement as evidenced by a seven per cent revenue increase and a five per cent increase in domestic yield per RPM year over year, including Tango. Our international markets also performed robustly in the quarter, posting overall a 17 per cent revenue improvement. Two of our major international markets — the Atlantic and the Pacific — posted impressive double digit revenue improvements on single digit ASM increases.

"Our market segmentation strategy is effectively allowing us to offer customers in various market sectors the level of service they are willing to pay for. Tango, our separately branded service that offers price-conscious consumers a no-frills medium and long-haul alternative, has continued to perform well during the quarter, posting an 81.4 per cent average load factor, while our other mainline operations also posted an improved load factor for the second consecutive quarter. Tango's flexibility allows us to adjust to shifts in both seasonal and consumer demand and therefore we have redeployed some of its domestic flying for the winter and introduced new Tango transborder leisure flights to Florida and Las Vegas.

"The successful launch of ZIP, our wholly-owned subsidiary offering low fares and high value on short-haul flights initially in Western Canada, will allow us to participate more actively and profitably in the growing discount market. ZIP replaces Air Canada mainline flying, allowing us to reduce costs in a marketplace where consumers are increasingly cost conscious. After a highly successful launch and encouraging results to date, we plan to increase ZIP's operations gradually throughout next year until it reaches a complement of 20 aircraft.

"Looking forward to the remainder of the year and into early 2003, we expect to achieve further improvements as a result of disciplined capacity management, further cost reductions and increased productivity. Additional efficiencies will be realized as we continue to simplify our fleet and pursue initiatives that enhance customer service while contributing positively to our bottom line.

"Significant challenges lie ahead however, given the fragile state of the economy and the uncertainty of world events. Fuel prices are once again close to historically high levels just as we move into the seasonally weaker quarters. The revenue environment in the regional and U.S. transborder markets remains weak with no indication of improvement in the foreseeable future. Furthermore, it is becoming increasingly clear that escalating surcharges and fees imposed on the Canadian airline consumer by government and government created monopolies over and above the cost of airfare are significantly affecting demand in short-haul and other markets. Year to date, Jazz has experienced an almost 30 per cent fall off in traffic and these surcharges and fees are a contributing factor in this fall off. Very simply, many consumers are now choosing to drive rather than fly.

"On an ongoing basis, we will monitor our liquidity requirements and, as appropriate, will continue to access various financing alternatives including sale and leasebacks, asset sales and other transactions. Furthermore, we will take advantage of opportunities to reduce debt load and de-leverage the airline, including the purchase of debt.

"With the diligent efforts of our employees to enhance customer service and improve operational efficiencies and with the ongoing support of our customers, we will continue to build on our accomplishments and remain well positioned to meet the challenges that lie ahead," he concluded.

2002 INITIATIVES:

Air Canada's third quarter 2002 results reflect a number of important initiatives:

  •
  ONGOING CAPACITY MANAGEMENT during the quarter resulted in a year over year decrease of 11 per cent in Mainline capacity from the US transborder short haul market, and an increase of two per cent capacity in growing sun and leisure markets.

    Given the anomalies of Q3, 2001 as a point of comparison due to irregular operations resulting from the events of September 11, a more relevant capacity comparison of Q3, 2002 against Q3, 2000 shows a 21 per cent decrease in Mainline capacity from the US transborder short haul market and a three per cent increase in capacity to growing leisure and sun markets.

  •
  AIR CANADA'S SEAT RECONFIGURATION PROGRAM added approximately two per cent more capacity in Q3, 2002 at little additional cost while maintaining industry leading seating pitch standards. This program, begun in 2001, has added economy class seating on Airbus A320, A319, Boeing 767 and 737 aircraft and reduced business class seating on Airbus A320, A319 and Boeing 737 aircraft in response to a decrease in business travel demand.

  •
  AIR CANADA'S FLEET MODERNIZATION PROGRAM has, since June 30, 2001, permanently retired or parked over 45 of the airline's oldest Boeing 737 aircraft and the entire F-28 and DC-9 fleets. At the same time, Air Canada's modern, highly efficient Airbus fleet has been expanded, saving on fuel, maintenance and training costs. The airline took delivery of three Airbus A321s, one A319, one A320 and one Boeing 767-300 aircraft in the quarter under short and long term operating leases. Five Canadair Jets were delivered in the quarter to Air Canada Jazz under operating leases.

The above programs together with disciplined capacity planning and the completion of the airline's employee reduction program produced the following year over year results for the third quarter:

  •
  SIGNIFICANT COST SAVINGS AND A TWO PERCENTAGE POINT SYSTEM LOAD FACTOR INCREASE by carrying more passenger traffic while operating six per cent fewer aircraft flying hours.

  •
  A NINE PER CENT INCREASE IN MAINLINE EMPLOYEE PRODUCTIVITY, as measured by available seat miles per employee, on a mainline capacity increase of two per cent.

Additionally, Air Canada announced in the quarter a number of initiatives as part of its strategy to transform the airline and redefine its business model in order to respond more effectively to the evolving industry environment, while highlighting the value of the Corporation's assets:

  •
  THE LAUNCH OF ZIP, the airline's wholly-owned independently operated low fare carrier, on September 22. ZIP offers up to 15 daily non-stop return flights on short-haul routes in Western Canada with connections to and from Air Canada's extensive network. ZIP operates with a start-up fleet of six Boeing 737-200 aircraft, with plans to eventually expand to 20 aircraft.

  •
  NEW EXECUTIVE FIRST SERVICE ON INTERNATIONAL ROUTES featuring refined in-flight service, quality Canadian products and contemporary design to create a complete, innovative travel experience that sets new standards for Air Canada's international customers. The new service is currently offered on flights to Europe, and will be expanded to include flights to Asia, Australia and South America. Premium service within Canada and the United States is undergoing a similar re-design planned to be launched in 2003.

  •
  THE ANNOUNCEMENT OF NEW TANGO SERVICE TO FLORIDA — THE FIRST SCHEDULED NO FRILLS, LOW FARE US TRANSBORDER SERVICE, with new seasonal daily non-stop service between: Montréal (Dorval)-Fort Lauderdale; Montréal (Dorval)-Orlando; both Québec City and Ottawa and Fort Lauderdale; and daily service between Toronto and Las Vegas.

  •
  THE CONFIRMATION OF A $101.7 MILLION FIVE YEAR CONTRACT for the maintenance and repair of Canada's Department of National Defence (DND) fleet of Airbus A310 aircraft, including five one-year options for contract extension which, if exercised, would bring the total contract term to ten years with potential revenue to Air Canada Technical Services of $250 million. Air Canada created Air Canada Technical Services with the mandate to grow its aircraft maintenance repair and overhaul (MRO) business and improve efficiencies through increased scale.

OPERATING RESULTS

Consolidated passenger revenues were up $128 million or 6 per cent on a 1 per cent increase to ASM capacity compared to the 2001 quarter. Passenger revenues at the Mainline carrier increased 8 per cent from the third quarter of 2001. Consolidated passenger traffic grew 4 per cent and system load factor at 76.7 per cent improved 2.0 percentage points. Passenger yield per revenue passenger mile (RPM) increased 2 per cent. As a result, passenger revenue per available seat mile (RASM) for the quarter was up 5 per cent (Mainline system RASM was up 6 per cent) from the third quarter of 2001.

Third quarter consolidated domestic passenger revenues were up $22 million or 2 per cent with no change to ASM capacity. Domestic passenger traffic was also unchanged while yield per RPM improved 3 per cent. Domestic RASM increased 3 per cent from the third quarter of 2001. Domestic passenger revenues at Mainline, including Tango, increased $50 million or 7 per cent on a 3 per cent increase in ASM capacity over the prior year. Mainline RASM rose 4 per cent due to a 5 per cent increase in domestic yield per RPM over the 2001 quarter. Domestic revenues at Air Canada Jazz declined $28 million or 15 per cent due in part to capacity reductions and continuing traffic weakness in short haul markets.

US transborder passenger revenues were $25 million or 5 per cent below the prior year on a 4 per cent reduction to ASM capacity. US transborder RASM declined 1 per cent (a decline of 2 per cent for the Mainline carrier) due to continuing business traffic weakness especially on short-haul routes, greater fare discounting and a relatively greater proportion of longer haul flying to Florida and Hawaii which have lower yields and RASM.

Other international passenger revenues grew $131 million or 17 per cent on a 4 per cent increase to ASM capacity. Load factor on these routes improved 3.2 percentage points and RASM grew by 12 per cent. Atlantic revenues rose 20 per cent with an ASM capacity increase of 5 per cent. Pacific revenues grew by 14 per cent on a 3 per cent increase to ASM capacity. South Pacific, Caribbean, Mexico and South America revenues were up 5 per cent due mainly to greater flying on South Pacific and Mexico routes.

Cargo revenues were $18 million or 13 per cent above 2001 levels. Other revenues increased $13 million or 5 per cent mainly as a result of greater third party maintenance revenues from Technical Services.

For the quarter, total operating revenues increased $159 million or 6 per cent from the prior year.

OPERATING EXPENSES

Operating expenses declined $67 million or 3 per cent from the third quarter of 2001 on a 1 per cent increase to ASM capacity. This was due mainly to favourable fuel expense as well as cost reductions in most areas including commission expense, depreciation, aircraft maintenance materials and food, beverages and supplies. These reductions were partially offset by increased aircraft rent expense, higher airport and navigation fees and other expenses including insurance costs.

Salary and wage expense was unchanged from last year. Full-time equivalent (FTE) employees were reduced by approximately 2,600 personnel or 6 per cent compared to the third quarter of 2001. Cost savings from the staff reductions were offset by higher average salaries due to contractual union wage uplifts and the effect of having relatively fewer more junior employees at lower pay scales. Fuel expense declined $63 million or 15 per cent mainly due to lower fuel prices and favourable fuel hedging results. The remainder was due to lower flying hours and fuel volumes, including the use of more efficient aircraft. Commission expense decreased $31 million or 25 per cent largely as a result of the elimination of North American base commission. Aircraft rent expense rose $29 million or 12 per cent. Of this amount, $15 million was due principally to new deliveries of leased aircraft, net of retirements and aircraft provisions taken in 2001, and $14 million was due to sale/leaseback transactions completed on existing fleet during the prior year to increase liquidity. Depreciation expense was down $18 million due largely to 2001 sale and leaseback transactions and the retirement of owned aircraft. The Other expense category increased $22 million or 4 per cent mainly as a result of significantly higher insurance costs.

In the 2002 quarter, Air Canada achieved a significant improvement in asset and employee productivity. Mainline ASM capacity increased 2 per cent with a 4 per cent reduction in flying hours. This was due to a higher proportion of flying by larger aircraft as well as increased seating on many aircraft types. With Mainline-related employees down 6 per cent, employee productivity, as measured by ASMs per FTE employee, improved 9 per cent. Fuel productivity, as measured by ASMs per litre of fuel consumed, improved 4 per cent due to the increased use of newer and more fuel efficient aircraft and increased seating on many aircraft types. Unit cost, as measured by operating expense per ASM, was down 4 per cent (2 per cent, excluding fuel) from the prior year for the Mainline-related operations. Operating expense, net of cargo and other non-ASM revenues per ASM, declined 6 per cent (4 per cent, excluding fuel).

NON-OPERATING EXPENSE

Non-operating income, excluding foreign exchange on long-term monetary assets and liabilities, amounted to $37 million in the quarter. The Corporation recorded, in other non-operating income, gains of $100 million from the purchase of Air Canada debt including $92 million from the purchase of Japanese Yen perpetual debt. Net interest expense at $58 million decreased $14 million mainly as a result of lower interest rates and the favourable effect of a swap agreement. One-time non-operating losses from asset sales and leaseback amounted to $12 million in 2002 as compared to net losses from aircraft writedowns and asset sales of $121 million in the 2001 quarter. In the 2001 quarter, the Corporation recorded, in other non-operating income, expected proceeds of $105 million relating to its Government of Canada assistance claim covering losses due to the closure of Canada's airspace following the September 11, 2001 terrorist attacks. In the first quarter of 2002, $37 million of this claim was reversed as the Government disallowed a portion of the original claim.

FOREIGN EXCHANGE ON LONG-TERM MONETARY ITEMS

In January 2002, Air Canada adopted accounting standard amendments related to foreign exchange as prescribed by the Canadian Institute of Chartered Accountants standard #1650 — Foreign Currency Translation ("CICA 1650"). As expected, the new accounting standard has increased the volatility of earnings in periods of significant fluctuation in foreign currency exchange rates relative to the Canadian dollar. Under the new standard, Air Canada recorded, in current income for the 2002 quarter, $86 million of foreign exchange losses on long-term monetary assets and liabilities (January to September, 2002 — $46 million loss). These foreign exchange losses resulted mainly from the effect of foreign exchange rate changes on long-term debt denominated in foreign currencies, net of hedging. A loss of $253 million was recorded in the 2001 quarter following the CICA 1650 restatement. This and other foreign exchange related adjustments increased 2001 pre-tax losses by $262 million ($262 million after tax). Previously under GAAP, foreign exchange gains or losses on long-term monetary assets and liabilities were deferred and amortized to income over the life of the corresponding asset or liability.

ADJUSTED THIRD QUARTER RESULTS

In the third quarter of 2001 and 2002, the Corporation recorded a number of non-recurring or other significant items including a major income tax valuation allowance, gains/losses on asset sales and purchase of debt and an estimated government assistance claim. Removing 2002 and 2001 non-recurring or other significant items described in Attachment One, the adjusted (a) income before foreign exchange on long term monetary items and income taxes would have been $117 million, a $278 million improvement from the $161 million adjusted loss in the 2001 quarter.

(a)
Air Canada's adjusted earnings/losses or non-GAAP earnings/losses are earnings/losses which have been adjusted for the non-recurring or other significant items described in Attachments One and Two. In order to allow the reader to view financial results on a normalized basis, non-recurring or other significant items which are not reflective of the underlying financial performance of the Corporation from ongoing operations have been removed from reported earnings/losses. For the third quarter of 2002, these items are gains/losses on the sale of assets and the purchase of debt. For January to September 2002, these items are gains/losses on the sale of assets and the purchase of debt and a charge relating to the government assistance claim recorded in 2001. For the third quarter of 2001, these items are aircraft retirement provisions and expected government assistance relating to the September 11, 2001 terrorist attacks, gains/losses on the sale of assets and the purchase of debt and a major tax valuation allowance. For January to September 2001, these items are aircraft retirement provisions and expected government assistance relating to the September 11, 2001 terrorist attacks, gains/losses on the sale of assets and the purchase of debt and a major tax valuation allowance. Adjusted earnings/losses are not a recognized measure for financial statement presentation under Canadian generally accepted accounting principles (GAAP). Non-GAAP earnings measures (such as adjusted earnings/losses) do not have any standardized meaning and are therefore not likely to be comparable to similar measures presented by other issuers. Readers should consider the adjusted earnings/losses measures in the context of Air Canada's GAAP results. Attachment One provides a reconciliation between GAAP results and the adjusted earnings/losses for third quarter results and Attachment Two provides a reconciliation for January to September results.

CASH FLOW

Cash flows from operations amounted to $89 million, a $107 million improvement from the 2001 quarter. Improved operating results were the main reason for the cash flow improvement. Changes in advance ticket sales resulted in a $120 million greater cash usage compared to the third quarter of 2001. Changes in accounts payable and accrued liabilities used $140 million less cash than in 2001. With the integration of Canadian Airlines completed, special payments related to integration, separation programs and restructuring totaled $6 million in the 2002 quarter as compared to over $100 million recorded in the 2001 quarter. Use of cash for aircraft lease payments in excess of rent expense declined $49 million due to the timing of cash lease payments versus accounting rent expense. The Other cash category recorded a decline of $89 million mainly relating to the non-cash gain on debt purchases.

On a year-to-date basis, cash flows from operations increased $794 million as a result of improved operating results, reduced integration-related payments and lower use of cash for aircraft lease payments in excess of rent expense.

In the third quarter of 2002, repayments of long-term debt amounted to $364 million. Proceeds from the sale and leaseback of assets were $143 million from the sale and leaseback of two CRJ aircraft and spare engines. Additions to property and equipment totaled $32 million, mostly for aircraft-related expenditures, net of $20 million of recovered progress payments. Air Canada took delivery of three Airbus A321s, one A319, one A320 and one Boeing 767-300 aircraft in the quarter, under both short and long-term operating leases. One of the newly delivered Airbus A321 aircraft will commence scheduled operations in the fourth quarter. As well, five Canadair Jets were delivered to Air Canada Jazz, under operating leases. One leased Boeing 737-200 aircraft was returned to the lessor in the quarter.

The Corporation closely monitors its liquidity requirements and is assessing various financing transactions and initiatives with the objective of ensuring its future liquidity needs are addressed. These activities could include additional sale and leaseback transactions, asset sales or other financing transactions. As at September 30, 2002, the Corporation's cash and cash equivalents amounted to $717 million and committed financing amounted to $180 million.

TAX

Effective July 2001, Air Canada ceased to record income tax recoveries on losses from operations at the Mainline carrier. Consequently, third quarter 2001 and 2002 results for the Mainline carrier are recorded on the same basis. However, because tax recoveries at the Mainline carrier were recorded in the first six months of 2001, year-to-date after tax results from operations are not reflected on the same basis as in the first half of 2001. Please refer to Note 1 to the Consolidated Financial Statements for more information.

YEAR-TO-DATE RESULTS

For the nine months ended September 30, 2002, the Corporation recorded an operating income of $70 million, a $493 million improvement from 2001. Loss before foreign exchange on long-term monetary items and income taxes was $25 million, a $566 million improvement from the prior year. Net loss for 2002 was $64 million or $0.54 per share with an income tax recovery of $7 million as compared to a restated loss of $1,038 million or $8.64 per share with an income tax provision of $340 million in 2001.

Removing non-recurring or other significant items as described in Attachment Two, the first nine months of 2002 would have produced a non-GAAP loss before foreign exchange on long-term monetary items and income taxes of $83 million, an improvement of $591 million from the similarly adjusted loss of $674 million in 2001.

ATTACHMENTS ONE AND TWO

Attachment One provides a breakdown of non-recurring or other significant items affecting the third quarter results for 2002 and 2001 together with a reconciliation between reported results and adjusted (non-GAAP) results. Attachment Two provides the same information pertaining to the January to September year-to-date results for 2002 and 2001.

MAINLINE

The terms "Mainline" and "Mainline-related" refer to the operations of unconsolidated Air Canada (including Tango) and include, as the context may require, the operations of Aeroplan, Zip, Air Canada Capital, Acetek, Destina.ca and Nettel. The terms "Mainline" and "Mainline-related" exclude the operations of Air Canada's regional airline, Jazz, Air Canada Vacations and other non-airline subsidiaries.

Caution Concerning Forward-looking information:

Certain statements made in this press release are of a forward-looking nature and are subject to important risks and uncertainties. The results indicated in these statements may differ materially from actual results for a number of reasons, including without limitation, terrorist attacks, war, general industry, market and economic conditions, the ability to reduce operating costs and employee counts, employment relations, labour negotiations or disputes, energy prices, currency exchange and interest rates, changes in laws, adverse regulatory developments or proceedings, pending litigation and actions by third parties. The forward-looking statements contained in this press release represent Air Canada's expectations as of October 25, 2002, and are subject to change after such date. However, Air Canada disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

–  30  –

INFORMATION

Shareholder Relations:	1 800 282-SHARE OR (514) 422-5787
Internet:	www.aircanada.ca

ATTACHMENT ONE
NON-RECURRING OR OTHER SIGNIFICANT ITEMS IN THE
THIRD QUARTER OF 2002 AND 2001

        The table below describes the pre and after-tax impact of non-recurring or other significant items, which occurred in the third quarter of 2002 and 2001.

	Third Quarter 2002		Third Quarter 2001
	Before Tax	After Tax	Before Tax	After Tax
Non-operating income (expense)
Aircraft retirement provisions	—	—	(135)	(126)
Expected gov't assistance claim	—	—	105	102
Gain (loss) on sale of assets	(12)	(12)	14	13
Gain on purchase of debt	100	100	8	8

Total non-operating income (expense)	88	88	(8)	(3)
Income tax valuation allowance	—	—	—	(453)
Income (loss) impact	88	88	(8)	(456)

RECONCILIATION BETWEEN REPORTED THIRD QUARTER RESULTS
AND ADJUSTED THIRD QUARTER RESULTS

        The table below provides a reconciliation between reported results and adjusted (non-GAAP) results for the third quarter of 2002 and 2001.

	GAAP Reported Results		Remove: Non-Recurring or Other Significant Items		Non-GAAP Adjusted Results
	Q3, 2002	Q3, 2001	Q3, 2002	Q3, 2001(1)	Q3, 2002	Q3, 2001(1)
Operating income (loss)	168	(58)	—	—	168	(58)
Non-operating income (expense)	37	(111)	88	(8)	(51)	(103)

Income (loss) before foreign exchange on long-term monetary items and income taxes	205	(169)	88	(8)	117	(161)

Foreign exchange income (expense) on long-term monetary items	(86)	(253)	—	—	(86)	(253)

Income (loss) before income taxes	119	(422)	88	(8)	31	(414)
Tax recovery (provision)	6	(481)	—	(448)	6	(33)

Net income (loss)	125	(903)	88	(456)	37	(447)

(1)
In 2001, Air Canada estimated, and previously presented, that $163 million of operating income was lost in the September 11 to 30, 2001 period as a result of the September 11 terrorist attacks and subsequent events. This estimate has not been included in the tables above as it is not possible to accurately estimate the continuing impact of the September 2001 events on third quarter 2002 results and therefore it is not possible to provide a proper year-over-year comparison.

ATTACHMENT TWO
NON-RECURRING OR OTHER SIGNIFICANT ITEMS IN THE
JANUARY TO SEPTEMBER PERIOD OF 2002 AND 2001

        The table below describes the pre and after-tax impact of non-recurring or other significant items, which occurred in the January to September period of 2002 and 2001.

	Jan-Sep 2002		Jan-Sep 2001
	Before Tax	After Tax	Before Tax	After Tax
Non-operating income (expense)
Aircraft retirement provisions	—	—	(135)	(126)
Expected gov't assistance claim (charge)	(37)	(37)	105	102
Gain (loss) on sale of assets	(8)	(8)	87	60
Gain on purchase of debt	103	103	26	22

Total non-operating income (expense)	58	58	83	58
Income tax valuation allowance	—	—	—	(453)
Income (loss) impact	58	58	83	(395)

RECONCILIATION BETWEEN REPORTED JANUARY TO SEPTEMBER RESULTS
AND ADJUSTED JANUARY TO SEPTEMBER RESULTS

        The table below provides a reconciliation between reported results and adjusted (non-GAAP) results for the January to September period of 2002 and 2001.

			Remove: Non-Recurring or Other Significant Items January-September		Non-GAAP Adjusted Results January-September
	GAAP Reported Results January-September
				2001 (1)		2001 (1)
	2002	2001	2002		2002
Operating income (loss)	70	(423)	—	—	70	(423)
Non-operating income (expense)	(95)	(168)	58	83	(153)	(251)

Income (loss) before foreign exchange on long-term monetary items and income taxes	(25)	(591)	58	83	(83)	(674)

Foreign exchange income (expense) on long-term monetary items	(46)	(107)	—	—	(46)	(107)

Income (loss) before income taxes	(71)	(698)	58	83	(129)	(781)
Tax recovery (provision)	7	(340)	—	(478)	7	138

Net income (loss)	(64)	(1,038)	58	(395)	(122)	(643)

(1)
In 2001, Air Canada estimated, and previously presented, that $163 million of operating income was lost in the September 11 to 30, 2001 period as a result of the September 11 terrorist attacks and subsequent events. This estimate has not been included in the tables above as it is not possible to accurately estimate the continuing impact of the September 2001 events on 2002 results and therefore it is not possible to provide a proper year-over-year comparison.

HIGHLIGHTS

	Periods ended September 30
	Three Months		Nine Months
Financial (dollars in millions except per share figures)
	2002	2001	2002	2001
Operating revenues	2,745	2,586	7,583	7,494
Operating income (loss)	168	(58)	70	(423)
Income (loss) before foreign exchange on long-term monetary items and income taxes	205	(169)	(25)	(591)
Income (loss) for the period	125	(903)	(64)	(1,038)
Operating margin	6.1%	(2.2)%	0.9%	(5.6)%
EBITDAR (1)	541	304	1,173	616
EBITDAR margin	19.7%	11.8%	15.5%	8.2%
Cash and cash equivalents	717	900	717	900
Cash and cash equivalents and committed financing	897	900	897	900
Cash flows from (used for) operations	89	(18)	141	(653)
Weighted average common shares outstanding — basic	120	120	120	120
Weighted average common shares outstanding — diluted	140	140	140	140
Earnings (loss) per share — basic	$1.04	$(7.51)	$(0.54)	$(8.64)
Earnings (loss) per share — diluted	$0.91	$(7.51)	$(0.54)	$(8.64)
Operating Statistics (mainline-related) (2)			% Change				% Change
Revenue passenger miles (millions)	12,877	12,274	5		33,816	32,847	3
Available seat miles (millions)	16,587	16,185	2		44,144	44,447	(1)
Passenger load factor	77.6%	75.8%	1.8	pt	76.6%	73.9%	2.7	pt
Passenger revenue yield per revenue passenger mile (cents)	16.5	16.0	3		16.8	17.0	(1)
Passenger revenue per available seat mile (cents)	12.8	12.1	6		12.9	12.5	3
Operating revenue per available seat mile (cents)	15.1	14.3	6		15.4	14.8	4
Operating expense per available seat mile (cents)	13.9	14.6	(4)		15.2	15.7	(4)
Operating expense (net of cargo and other non-ASM revenue) per available seat mile (cents) (3)	11.6	12.4	(6)		12.7	13.5	(6)
Average number of employees (thousands)	35.2	37.4	(6)		34.6	38.4	(10)
Available seat miles per employee (thousands)	471	432	9		1,275	1,157	10
Operating revenue per employee (thousands)	71	62	15		197	172	15
Aircraft in operating fleet at period end	235	238	(1)		235	238	(1)
Average aircraft utilization (hours per day) (4)	11.2	11.4	(2)		10.8	10.9	(1)
Average aircraft flight length (miles)	1,283	1,268	1		1,238	1,225	1
Fuel price per litre (cents) (5)	33.3	37.3	(11)		33.0	39.7	(17)
Fuel litres (millions)	1,016	1,035	(2)		2,723	2,881	(5)
Operating Statistics (consolidated)			% Change				% Change
Revenue passenger miles (millions)	13,282	12,794	4		35,005	34,498	1
Available seat miles (millions)	17,311	17,119	1		46,305	47,227	(2)
Passenger load factor	76.7%	74.7%	2.0	pt	75.6%	73.0%	2.6	pt
Passenger revenue yield per revenue passenger mile (cents)	17.5	17.2	2		18.1	18.5	(2)

(1)
Earnings (operating income) before depreciation, amortization, obsolescence and aircraft rent.
(2)
Includes the operations of Air Canada (incl. Tango), ZIP, Aeroplan, Air Canada Capital, Acetek, Destina and Nettel.
(3)
Represents the net cost of the passenger transportation business after deducting the revenue impact of cargo and other non-ASM businesses.
(4)
Excludes maintenance down-time.
(5)
Net of fuel hedging and includes all fuel handling expense.

Price Range and Trading Volume of Air Canada Shares

	TORONTO STOCK EXCHANGE			NASDAQ STOCK MARKET
2002
	High	Low	Volume	High	Low	Volume
Common Shares:
July	$7.22	$5.75	5,498,207	—	—	—
August	$7.15	$4.50	6,260,313	—	—	—
September	$5.60	$4.38	4,424,421	—	—	—
Class A Non-Voting Shares:
July	$4.96	$3.55	1,802,077	$3.20 US	$2.15 US	329,871
August	$4.90	$2.75	1,022,865	$3.00 US	$1.75 US	298,921
September	$3.63	$2.81	1,633,887	$2.30 US	$1.75 US	304,384

CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

(in millions except per share figures)
(unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2002	2001	2002	2001
Operating revenues
Passenger	$2,336	$2,208	$6,357	$6,391
Cargo	154	136	425	425
Other	255	242	801	678

	2,745	2,586	7,583	7,494

Operating expenses
Salaries and wages	638	638	1,850	1,885
Benefits	141	135	476	442
Aircraft fuel	361	424	972	1,270
Depreciation, amortization and obsolescence (note 4)	94	112	278	340
Commissions	95	126	288	380
Food, beverages and supplies	113	123	306	343
Aircraft maintenance, materials and supplies	118	134	357	419
Airport and navigation fees	217	203	589	570
Aircraft rent	279	250	825	699
Other	521	499	1,572	1,569

	2,577	2,644	7,513	7,917

Operating income (loss)	168	(58)	70	(423)

Non-operating income (expense)
Interest income	11	10	35	26
Interest expense	(75)	(91)	(221)	(262)
Interest capitalized	6	9	20	30
Loss on sale of assets (notes 2, 3 & 9)	(12)	(121)	(8)	(48)
Other (notes 2 & 10)	107	82	79	86

	37	(111)	(95)	(168)

Income (loss) before foreign exchange on long-term monetary items and income taxes	205	(169)	(25)	(591)
Foreign exchange on long-term monetary items (note 5)	(86)	(253)	(46)	(107)

Income (loss) before income taxes	119	(422)	(71)	(698)
Recovery of (provision for) income taxes (note 1)	6	(481)	7	(340)

Income (loss) for the period	$125	$(903)	(64)	(1,038)

Deficit, beginning of period, as originally reported			(1,930)	(676)
Adjustment related to change in accounting standard (note 5)			(522)	(461)

Deficit, beginning of period, as restated			(2,452)	(1,137)

Deficit, end of period			$(2,516)	$(2,175)

Earnings (loss) per share
— Basic	$1.04	$(7.51)	$(0.54)	$(8.64)

— Diluted	$0.91	$(7.51)	$(0.54)	$(8.64)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions)
(unaudited)

	September 30 2002	December 31 2001
ASSETS
Current
Cash and cash equivalents	$717	$1,067
Accounts receivable	880	764
Spare parts, materials and supplies	350	344
Prepaid expenses	82	60

	2,029	2,235
Property and equipment	2,516	2,830
Future income taxes	404	404
Deferred charges (note 5)	1,816	1,619
Goodwill (note 4)	510	510
Other assets	1,090	1,146

	$8,365	$8,744

LIABILITIES
Current
Accounts payable and accrued liabilities	$1,759	$1,857
Advance ticket sales	622	481
Current portion of long-term debt and capital lease obligations	426	531

	2,807	2,869
Long-term and subordinated perpetual debt and capital lease obligations (notes 2 & 5)	4,234	4,580
Future income taxes	43	60
Other long-term liabilities	1,369	1,279
Deferred credits	1,436	1,416

	9,889	10,204

SHAREHOLDERS' EQUITY
Share capital (note 6)	977	977
Contributed surplus	15	15
Deficit	(2,516)	(2,452)

	(1,524)	(1,460)

	$8,365	$8,744

CONSOLIDATED STATEMENT OF CASH FLOW

(in millions except per share figures)
(unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2002	2001	2002	2001
Cash flows from (used for)
Operating
Income (loss) for the period	$125	$(903)	$(64)	$(1,038)
Adjustments to reconcile to net cash provided by operations
Depreciation, amortization and obsolescence	94	112	278	340
Loss on sale of assets (notes 2, 3 & 9)	12	121	8	48
Foreign exchange on long-term monetary items (note 5)	86	253	46	107
Future income taxes	(10)	478	(17)	331
Employee future benefit funding less than expense	17	56	136	151
Decrease (increase) in accounts receivable	34	77	(66)	(19)
Decrease (increase) in spare parts, materials and supplies	(14)	23	(19)	45
Decrease in accounts payable and accrued liabilities	(4)	(144)	(62)	(487)
Increase (decrease) in advance ticket sales	(182)	(62)	141	114
Aircraft lease payments in excess of rent expense	(19)	(68)	(135)	(299)
Other (note 2)	(50)	39	(105)	54

	89	(18)	141	(653)

Financing (note 2)
Short-term loans	—	—	—	(178)
Long-term borrowings	—	293	—	996
Reduction of long-term debt	(364)	(57)	(513)	(465)
Proceeds from sale and leaseback of assets	143	167	176	743
Other	(12)	(5)	(44)	—

	(233)	398	(381)	1,096

Investing
Proceeds from sale of assets (note 3)	—	28	9	160
Additions to property and equipment, net of recovered progress payments	(32)	(40)	(107)	(136)
Investments and advances	(4)	(3)	(12)	(4)

	(36)	(15)	(110)	20

Increase (decrease) in cash and cash equivalents	(180)	365	(350)	463
Cash and cash equivalents, beginning of period	897	535	1,067	437

Cash and cash equivalents, end of period	$717	$900	$717	$900

Cash flow per share from operations
— Basic	$0.74	$(0.15)	$1.18	$(5.43)

— Diluted	$0.66	$(0.15)	$1.07	$(5.43)

Cash payments of interest	$49	$76	$219	$239

Cash payments of income taxes	$2	$—	$6	$5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THIRD QUARTER 2002

(unaudited)
(currencies in millions)

1.    Accounting Principles and Practices

        The unaudited consolidated interim financial statements are based upon accounting principles consistent with those used and described in the annual financial statements, with the exception of the following accounting standard changes adopted effective January 1, 2002:

  •
  Goodwill and Other Intangibles (note 4)

  •
  Foreign Currency Translation (note 5)

  •
  Stock-Based Compensation and Other Stock — Based Payments (note 7)

        In accordance with Canadian generally accepted accounting principles, the interim financial statements do not include all of the financial statement disclosures included in the annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements.

        In the third quarter 2001, the Corporation recorded a valuation allowance of $453 against the value of the non-cash future income tax asset. Previously reported at $410, this valuation allowance has been restated due to the impact of the adoption of the new accounting rules on Foreign Currency Translation (note 5). Air Canada's unconsolidated results of operations since the third quarter 2001 have not been tax affected. Air Canada's subsidiaries continue to tax affect results of operations where appropriate. As at September 30, 2002 the unrecognized income tax benefit amounts to $587. The tax benefit remains available for use in the future but is only carried off balance sheet. The valuation allowance reduces the carrying value of the Corporation's future income tax asset to $404.

2.    Financing Transactions

        In the third quarter 2002, the Corporation completed the following financing transactions:

  The sale and leaseback of two CRJ aircraft for proceeds of $36. The book value of the aircraft was $39, resulting in a recorded loss of $3.

  The sale and leaseback of eleven aircraft engines for proceeds of $107. The gain of $51 over the net book value of $56 has been deferred and is being amortized over the life of the leases as a reduction of the related rental expense.

  The redemption of Swiss Franc debt, which matured in September 2002, in the principal amount of 176 Swiss francs for $184. The Corporation also repaid $110 on its unsecured revolving credit facility and made regularly scheduled and other debt repayments amounting to $70.

  The purchase of 11 billion JPY ($142 CDN) of its perpetual debt for $50 which resulted in a gain of $92. This non-cash gain is deducted from cash from operations in other.

Also in the third quarter 2002, the Corporation entered into letters of intent to complete the following transactions:

  A commitment to finance aircraft flight simulators for total proceeds of approximately $80.

  The sale and leaseback of a cargo facility for proceeds of $100. As the fair value of the facility is less than its carrying value, a loss of $8 was recorded in the third quarter.

In the third quarter 2001, the Corporation completed the following financing transactions:

  The sale and leaseback of eight aircraft engines for proceeds of $64. The gain of $38 over the net book value of $26 has been deferred and is being amortized over the life of the leases as a reduction of aircraft rent. In conjunction with the lease financing of an aircraft, the Corporation also received proceeds of $33 for the assignment of an aircraft purchase contract. This gain of $33 is being amortized over the life of the aircraft lease as a reduction of aircraft rent.

  The sale and leaseback of computer equipment for net proceeds of $70. The gain of $20 over the net book value of $50 of these assets has been deferred and is being amortized over the life of the lease.

  A draw down of a net $295 from its unsecured revolving credit facility with a group of financial institutions in Canada. Additional financing costs of $2 were paid during the quarter related to financing transactions completed in the first quarter.

  The purchase of 1 billion JPY ($12 CDN) of its perpetual debt for $4 which resulted in a gain of $8. The Corporation also made regularly scheduled and other debt payments amounting to $53.

3.    Sale of Assets

        In the third quarter 2001, the Corporation sold its investments in Equant N.V and Express Messenger Systems Inc. The Corporation realized net proceeds and a gain of $19 from these transactions. Other assets were sold during the quarter amounting to net proceeds of $9 and a loss of $5.

4.    Goodwill and Other Intangibles

        Effective January 1, 2002, the Corporation prospectively adopted the new Canadian Institute of Chartered Accountants standard #3062 — Goodwill and Other Intangibles ("CICA 3062"), which no longer permits the amortization of goodwill and other indefinite life intangibles. The new standard requires that a fair value impairment test be performed annually on goodwill and other indefinite life intangibles.

        As required by CICA 3062, goodwill and indefinite life intangibles are tested for impairment as of January 1, 2002. This transitional impairment test was completed during the second quarter, and it was determined that the fair values of the Corporation's goodwill and indefinite life intangibles exceeded their carrying values. Consequently, no impairment loss was recorded.

        Intangible assets not subject to amortization, with a carrying value of $84, consist of indefinite life route rights and slot purchase costs. Intangible assets subject to amortization, with a carrying value of $4, consist of slot purchase costs with a fixed expiry.

        The following is what the reported loss would be in the third quarter of 2001 and for the nine months ended September 30, 2001, after removing goodwill and indefinite life intangible amortization expense:

	Three Months Ended September 30		Nine Months Ended September 30
	2002	2001	2002	2001
Reported income (loss)	$125	$(903)	$(64)	$(1,038)
Add back: Goodwill amortization	—	4	—	12
Add back: Amortization of route rights and slot purchase costs	—	1	—	3

	$125	$(898)	$(64)	$(1,023)

Basic income (loss) per share
Reported income (loss)	$1.04	$(7.51)	$(0.54)	$(8.64)
Goodwill amortization	—	0.03	—	0.10
Amortization of route rights and slot purchase costs	—	0.01	—	0.02

Adjusted income (loss) per share	$1.04	$(7.47)	$(0.54)	$(8.52)

Diluted income (loss) per share
Reported income (loss)	$0.914	$(7.51)	$(0.54)	$(8.64)
Goodwill amortization	—	0.03	—	0.10
Route rights and slot purchase costs	—	0.01	—	0.02

Adjusted income (loss)	$0.91	$(7.47)	$(0.54)	$(8.52)

5.    Foreign Currency Translation

        Effective January 1, 2002, the Corporation retroactively adopted, with restatement of prior periods, the amendments to Canadian Institute of Chartered Accountants standard #1650 — Foreign Currency Translation ("CICA 1650"), which no longer permits the deferral and amortization of unrealized translation gains and losses on long-term foreign currency denominated assets and liabilities.

        The impact of CICA 1650 as at January 1, 2001 is a charge to the deficit of $461(charge of $522 as at December 31, 2001). Based on December 31, 2000 balances, this charge is the write off of deferred foreign exchange losses on long-term debt of $119 ($157 as at December 31, 2001) and the recording of foreign exchange losses on subordinated perpetual debt of $410 ($365 as at December 31, 2001), net of a tax asset of $68 (nil as at December 31, 2001). The impact of CICA 1650 on the statement of operations for the third quarter 2002 is unfavourable $77 ($26 for the nine months ended September 30, 2002). The impact on the statement of operations for the third quarter 2001 is unfavourable $262 ($121 for the nine months ended September 30, 2001). The impact on loss for the year ended December 31, 2001 is unfavourable $61.

        During the second quarter 2002, the Corporation designated a portion of future net foreign currency revenue streams as hedges of a majority of the subordinated perpetual debt. As a result, unfavourable foreign exchange adjustments of $43, arising from the translation of the subordinated perpetual debt, were deferred during the third quarter ($103 since the inception of the revenue stream hedges). The deferred hedge asset will be included in earnings in a future period should the principal of the subordinated perpetual debt be repaid.

6.    Share Capital

        The issued and outstanding common shares and Class A non-voting common shares ("Class A shares") of the Corporation along with securities convertible into common shares and Class A shares are as follows (in thousands):

	September 30, 2002	December 31, 2001
Issued and outstanding
Common shares	79,066	79,064
Class A shares	41,115	41,115

	120,181	120,179
Securities convertible into common shares and Class A shares
Class A non-voting preferred shares	10,417	10,417
Warrants	4,700	4,700
Convertible subordinated debentures	9,375	9,375
Stock options	9,759	9,459

Total	154,432	154,130

7.    Stock-Based Compensation

        Effective January 1, 2002, the Corporation prospectively adopted the new Canadian Institute of Chartered Accountants standard #3870 — Stock-Based Compensation and Other Stock-Based Payments ("CICA 3870"). CICA 3870 will not have an impact on reported income as the Corporation's existing accounting policies on stock-based compensation are consistent with the new standard. The Corporation elected not to adopt the fair value method of accounting for stock options plans, as permitted under CICA 3870.

        The Corporation has a stock option plan as described in the annual financial statements. No compensation expense is recorded when the stock options are granted to employees as options are granted at a price not less that the market value of the shares at the date of granting. Any consideration paid by employees on the exercise of stock options is credited to share capital. When the fair value method of accounting is not followed, CICA 3870 requires disclosure of the fair value method's pro forma impact on income for the period, without consideration of the effect of stock options granted before January 1, 2002. The fair value of options granted during the third quarter was less than $1. On a pro forma basis, the charge to income for options issued in 2002 was negligible and therefore does not impact the reported results for the period.

        The Corporation also has share appreciation plans as described in the annual financial statements. Compensation costs are accrued up until the first date of redemption at the amount by which the market value of the shares exceeds the value specified under the plan. Any subsequent change in the liability is expensed immediately thereafter.

        CICA 3870 requires additional disclosures of the Corporation's stock-based compensation plans, however these disclosures have been provided in Note 12 — Share Capital to the Corporation's 2001 annual financial statements. There are no material updates to these disclosures as at September 30, 2002.

        Recent published reports indicate that the Canadian Accounting Standards Board (AcSB) is activating a project to require the recognition of stock-based compensation expenses for all employee stock-based compensation plans to replace the current option to disclose the effect on earnings on a pro forma basis. The AcSB expects to issue an exposure draft for comment by year-end.

8.    Segment Information

        The Corporation operates in one major business segment, air transportation and related services. The services within that segment are as follows:

	Three Months Ended September			Nine Months Ended September
	2002	2001	% Change	2002	2001	% Change
Transportation revenue
Passenger
Canada
Mainline	$782	$732	7	$2,209	$2,103	5
Regional	162	190	(15)	524	654	(20)

	944	922	2	2,733	2,757	(1)
US Transborder
Mainline	431	451	(4)	1,356	1,535	(12)
Regional	48	53	(9)	125	153	(18)

	479	504	(5)	1,481	1,688	(12)
Atlantic — Mainline	552	459	20	1,243	1,128	10
Pacific — Mainline	280	246	14	630	592	6
Other International — Mainline	81	77	5	270	226	19

Passenger revenue	2,336	2,208	6	6,357	6,391	(1)
Cargo revenue	154	136	13	425	425	—

Total transportation revenue	2,490	2,344	6	6,782	6,816	(0)

Non-transportation revenue
Aeroplan	81	81	—	246	175	41
Technical Services	66	54	22	182	162	12
Other	108	107	1	373	341	9

Total non-transportation revenue	255	242	5	801	678	18

Total operating revenue	$2,745	$2,586	6	$7,583	$7,494	1

        For passenger, the allocation to service is determined based on flight destination. Cargo revenues are not allocated by service as the amounts are below the quantitative thresholds. Non-transportation revenues are almost exclusively attributable to Canada.

Property and equipment

        Air Canada is a Canadian based domestic and international carrier and while the Corporation's flight equipment is used on various routes internationally, for purposes of segment reporting, the Corporation attributes the location of flight equipment to Canada. As a consequence, substantially all of the Corporation's property and equipment and goodwill are related to operations in Canada.

9.    Provision for Loss on Aircraft and Inventory

        In the third quarter 2001, the Corporation announced the permanent removal of aircraft from active airline service. As a result the Corporation recorded provisions on 53 mainline and regional aircraft of $135 ($126 after tax) related to owned aircraft and inventory and future payments on leased aircraft. These costs were based on management's best estimate of fair market values of aircraft and related inventories. The future lease payments were based on undiscounted projected obligations under lease agreements.

10.  Government of Canada Assistance

        In the third quarter 2001, the Government of Canada announced a program to provide compensation to Canadian air carriers for losses resulting from the closure of Canada's airspace following the terrorist attacks in the United States on September 11, 2001. Losses that occurred from September 11th through September 16th attributable to the closure of Canadian airspace were considered for compensation under this program. In the third quarter 2001, the Corporation recorded $105 ($102 after tax) representing the amount expected to be realized from its claim under this compensation program.

        The Corporation's claim was subject to review by the Government of Canada. In the first quarter 2002, the Corporation recorded a $37 charge to income as the Government disallowed a portion of its claim.

11.  Comparative Figures

        Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current period.

12.  Seasonal Nature of Business

        The Corporation has historically experienced considerably greater demand for its services in the second and third quarters of the calendar year and significantly lower demand in the first and fourth quarters of the calendar year. This demand pattern is principally a result of the high number of leisure travelers and their preference for travel during the spring and summer months. The Corporation has substantial fixed costs in its cost structure that do not meaningfully fluctuate with passenger demand in the short-term. Seasonally low passenger demand normally results in significantly lower operating cash flow and margins in the first and fourth quarters of each calendar year compared to the second and third quarters.

CONFIRMATION LETTER

November 14, 2002

To:	Washington Securities and Exchange Commission Nasdaq Stock Market
Dear Sir / Madam,
RE:	AIR CANADA (Third Quarter Report Mailing to Shareholders)

        The following item was sent by prepaid mail to all shareholders of the above-mentioned Company on November 8, 2002

Proxy form		Proxy Information Circular
Annual Report		Notice of Meeting to Shareholders
Annual Financial Statement	X	Interim Report
MD&A		Other

        However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

        The above disclosure document / files are filed with you as Agent for the Company in compliance with the regulations.

Yours very truly,
AIR CANADA

Johanne Drapeau
Deputy Secretary
Tel: (514) 422-5000

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIR CANADA Registrant:
By:	/s/ JOHANNE DRAPEAU Johanne Drapeau Deputy Secretary
	Dated:	November 14, 2002

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CONTENTS
ATTACHMENT ONE NON-RECURRING OR OTHER SIGNIFICANT ITEMS IN THE THIRD QUARTER OF 2002 AND 2001
RECONCILIATION BETWEEN REPORTED THIRD QUARTER RESULTS AND ADJUSTED THIRD QUARTER RESULTS
ATTACHMENT TWO NON-RECURRING OR OTHER SIGNIFICANT ITEMS IN THE JANUARY TO SEPTEMBER PERIOD OF 2002 AND 2001
RECONCILIATION BETWEEN REPORTED JANUARY TO SEPTEMBER RESULTS AND ADJUSTED JANUARY TO SEPTEMBER RESULTS
HIGHLIGHTS
CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS (DEFICIT) (in millions except per share figures) (unaudited)
CONSOLIDATED STATEMENT OF FINANCIAL POSITION (in millions) (unaudited)
CONSOLIDATED STATEMENT OF CASH FLOW (in millions except per share figures) (unaudited)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS THIRD QUARTER 2002 (unaudited) (currencies in millions)
CONFIRMATION LETTER
SIGNATURES